December 5, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: 3561

Attention: Blaise Rhodes, Financial Analyst

Dear Sirs:

Re:	Iron Link Ltd. - Registration Statement on Form SB-2
Amendment No. 2 - File No. 333-137613

Further to your letter dated November 15, 2006, concerning the deficiencies in our registration statement on Form SB-2/A, we provide the updated auditor consent as an exhibit 23.1 to the Form SB-2/A Amendment No.2

Yours truly,

/s/ Alexandre Routkovski

Iron Link Ltd.
Alexandre Routkovski, President